(212) 756-2047                                            jonathan.simon@srz.com





                                  May 24, 2006


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


          Re:  ROBECO-SAGE TRITON FUND, L.L.C. (FILE NO. 811-21472)

          Robeco-Sage Triton Fund, L.L.C. (the "Fund"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Fund's fidelity bond for the 2005-2006 year:

          1. A copy of the bond coverage for the Fund (the "Bond") (attached as EXHIBIT A).

          2. A copy of the Board meeting resolutions of the Fund, which were adopted by the Board, and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).


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Securities and Exchange Commission
May 24, 2006
Page 2



          3. The premium for the Bond was paid through April 30, 2006.


          If you have any questions, please do not hesitate to contact me.

                                   Sincerely,


                                   /s/ Jonathan Simon
                                   ----------------------------------
                                   Jonathan Simon




cc:  Timothy Stewart